File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                     For the quarter ended December 31, 2000


                          Filed Pursuant to Rule 58 of
                       the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                                        AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                     For the Quarter Ended December 31, 2000
                                    CONTENTS

                                                                                                          Page
ITEM 1 - Organization Chart                                    1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                 2-3

ITEM 3 - Associated Transactions                               4

ITEM 4 - Summary of Aggregate Investment                       5

ITEM 5 - Other Investments                                     5

ITEM 6 - Financial Statements and Exhibits                     6-32
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART
Name                         Energy or                                           Percentage
of Reporting                 gas-related     Date of             State of        Of Voting         Nature of
Company                      Company         Organization        Organization    Securities Held   Business
------------                 -----------     ------------        ------------    ---------------   ---------
AEP Energy Services,         Energy          September 24, 1996  Ohio            100%              To broker and market
    Inc. (AEPES)                                                                                   Energy commodities

Polk Power Partners, L.P.
    (Polk Cogen)             Energy          February 1992       Delaware        46.25%            Qualifying facility

Orange Cogeneration Limited
    Partnership (Orange
    Cogen)                   Energy          February 1993       Delaware        50%               Qualifying facility

Brush Cogeneration Partners
    (Brush Cogen)            Energy          November 1991       Delaware        47.25%            Qualifying facility

Eastex Cogeneration Limited
    Partnership              Energy          September 1998      Delaware        100%              Qualifying facility
    (ownership through various intermediate holding company subsidiaries originating with CSW Development-I, Inc/CSW
    Energy Inc./CSW)

Thermo Cogeneration Partnership,
    L.P. (Thermo Cogen)      Energy          April 1993          Delaware        50%               Qualifying facility
    (ownership through intermediate holding company CSW Ft. Lupton, Inc./CSW Energy Inc./CSW)

Sweeny Cogeneration Limited
    Partnership (Sweeny
    Cogen)                   Energy          October 1995        Delaware        50%               Qualifying facility
    (ownership through various intermediate holding company subsidiaries originating with CSW Sweeny GP I, Inc. and
    CSW Sweeny LP I, Inc./CSW Energy Inc./CSW)

Diversified Energy
    Contractors LLC (DECCO)  Energy          July  1997          Delaware        100%              Maintenance services
    (CSW Energy Inc. / CSW)

CSW Power Marketing, Inc.    Energy          March 1996          Delaware        100%              Energy marketing
    (CSW Energy Inc. / CSW)

CSW Services International,
    Inc.                     Energy          March 1997          Delaware        100%              Energy management
    (CSW Energy Inc. / CSW)





Powerware Solutions, Inc.    Energy          February 1994       Texas           2.68%             Energy Mgmt Systems
    (PSO Investment)                                                                               for water utilities

Utility Data Resources, Inc. Energy          December 1997       Delaware        4.5%              Electricity pricing
    (CSW Energy Services, Inc. Investment)                                                         mgmt consulting and
                                                                                                   software

Nuvest, LLC                  Energy          March 1996          Oklahoma        93%               Staff augmentation
    (ESI Investment)                                                                               to power plants

AEMT, Inc.                   Energy          December 1997       Florida         0%                Power conditioning
    (PSO Investment)                                                                               product mfg and sales

CSW Energy Services, Inc. (ESI)  Energy      September 1997      Delaware        100%              Energy marketing
    (CSW)

EnerShop                     Energy          September 1995      Delaware        100%              Energy marketing
    (CSW)                                                                                          Services

Energy Trading Platform      Energy          April 2000          Delaware        16.7%             Energy marketing
    Holding Company, Inc.
    (AEP Energy Services)

Power-span Corp              Energy                              Delaware        9.8%              Pollution Control
    (AEP Pro-Serv Inc)                                                                             Technology
                                                                                                   Development

PHPK Technologies Inc.       Energy          July 1991           Ohio            40.4%             Cryogenic and Vacuum
    (AEP Investments)                                                                              Equipment Manufacture
                                                                                                   and Service

Altra Energy Technology      Energy          December 1997       Delaware         5%               Energy marketing
    (AEP Investments)                                                                              Software

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
None




FINANCING AMONG ASSOCIATE COMPANIES:
Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
--------                    --------     --------      --------     -------     -------------

Eastex Cogeneration LP      Loan Note     23,784       -            -           CSW Energy, Inc.

Diversified Energy
 Contractors Company, LLC   Loan Note      5,943       -            -           CSW Energy, Inc.

CSW Power Marketing, Inc.   Loan Note        178       -            -           CSW Energy, Inc.

CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving    Amount of
Capital                   Capital      Capital Contributions
-------------             ---------    ---------------------
                                          (in thousands)
NONE

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies
Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------

Nuvest, LLC    South Texas Project   Staff         $   436       -           -            $   436
Nuvest, LLC    CSWS                  Engineering        17       -           -                 17
Nuvest, LLC    D.C. Cook             Staff           3,960       -           -              3,960
CSW Services
International
Inc.           Fontera               Plant Services  1,067       109         -              1,176

Part II -- Transactions performed by associate companies on behalf of reporting companies
Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $ 2,790     $2,725      $ -      $ 4,515
AEP Resources Gas Holding Company  AEPES           Administrative               13,412       -           -       13,412
AEP Pro Serv, Inc.                 AEPES           Administrative                  345       -           -          345
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                  555        184        -          739
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                  515        191        -          706
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                  136       -           -          136
CSW Energy, Inc.                   Eastex
                                    Cogeneration
                                    L.P.           Plant Services                  503        317        -          820
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                  803        255        -        1,058
                                                                               -------     ------      ----     -------
Total                                                                          $19,059     $2,672      $ -      $21,731
                                                                               =======     ======      ====     =======

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT           Investments in energy-related companies:
                                                                 (in thousands)
   Total consolidated capitalization as of
    December 31, 2000                                       $23,630,416(a)          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,544,562             Line 2

   Greater of $50 million or line 2                                     $3,544,562  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                      1
      Energy-related Category 5: Energy Marketing               658,792
      Energy-related Category 7: Maintenance Services            50,574
      Energy-related Category 8: Qualifying Facility            136,856
      Energy-related Category 2,3,4,6,9,10                       45,700
          Total current aggregate investment                               891,923  Line 4
                                                                        ----------

   Difference  between the greater of $50 million or 15% of  capitalization  and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                 $2,652,639  Line 5
                                                                        ==========
(a) Includes short-term debt.

Investments in gas-related companies:
   NONE
ITEM 5 - OTHER INVESTMENTS
Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
Energy services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Maintenance services         0                     0

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.


Financial Statements:
     Balance sheets for period ended December 31, 2000 are filed confidentially under a separate cover for: AEP Energy Services, Inc.
        AEP Retail Energy, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Ft. Lupton, Inc.
        Sweeny Companies (consolidated)
        Enershop, Inc.
        CSW Energy Services, Inc.
        CSW Power Marketing, Inc.
        Diversified Energy Contractors Company (DECCO)
        CSW Services International
        Eastex Cogeneration LP
        Nuvest, LLC

     Income Statements as of the three months ended December 31, 2000 are filed confidentially under separate cover for: AEP Energy Services, Inc.
        AEP Retail Energy, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Ft. Lupton, Inc.
        Sweeny Companies (consolidated)
        Enershop, Inc.
        CSW Energy Services, Inc.
        CSW Power Marketing, Inc.
        Diversified Energy Contractors Company (DECCO)
        CSW Services International
        Eastex Cogeneration LP
        Nuvest, LLC


Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

2. Copies of other contracts required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

                                   CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2000 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky Public Service Commission
                  730 Schenkel Lane
                  P.O. Box 615
                  Frankfort, Kentucky   40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221
                  Lansing, Michigan   48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505


                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118
                  Richmond, Virginia   23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400
                  Little Rock, AR  72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154
                  Baton Rouge, LA  70821-9154

                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 30th day of March, 2001.


                                                                  /s/ A. A. Pena
                                                                 ---------------
                                                                      A. A. Pena
                                                                       Treasurer

                                    SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                           AMERICAN ELECTRIC POWER COMPANY, INC.


                                                               By /s/ A. A. Pena
                                               ---------------------------------
                                                                       A.A. Pena
                                                                  Vice President







March 30, 2001